                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                                (AMENDMENT NO. 1)


                         FIREARMS TRAINING SYSTEMS, INC.
                         -------------------------------
                                (Name of Issuer)


                    CLASS A COMMON STOCK, $.000006 par value
                    ----------------------------------------
                         (Title of Class of Securities)


                                   318120-10-2
                                   -----------



             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[ ]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

CUSIP NO.  318120-10-2                    13G                       PAGE 2 OF 13
           -----------

1.         NAMES OF REPORTING PERSONS       CENTRE PARTNERS II LLC
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           13-386-6629

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

  NUMBER OF        5.      SOLE VOTING POWER
   SHARES                  0
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                  6.       SHARED VOTING POWER
                           14,105,392

                  7.       SOLE DISPOSITIVE POWER
                           0

                  8.       SHARED DISPOSITIVE POWER
                           14,105,392

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,105,392

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                                                           CERTAIN SHARES*  [ ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           59.6%    See Item 4

12.        TYPE OF REPORTING PERSON*
           00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  318120-10-2                    13G                      PAGE 3 OF 13
           -----------



1.         NAMES OF REPORTING PERSONS        CENTRE CAPITAL INVESTORS II, L.P.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           13-386-6796

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

  NUMBER OF       5.   SOLE VOTING POWER
   SHARES              0
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                  6.   SHARED VOTING POWER
                       9,261,786

                  7.   SOLE DISPOSITIVE POWER
                       0

                  8.   SHARED DISPOSITIVE POWER
                       9,261,786

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,261,786

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                                                           CERTAIN SHARES*  [ ]


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           41.8%    See Item 4

12.        TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  318120-10-2                    13G                      PAGE 4 OF 13
          -------------



1.         NAMES OF REPORTING PERSONS       CENTRE PARTNERS COINVESTMENT, L.P.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           13-386-6622

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

  NUMBER OF       5.      SOLE VOTING POWER
   SHARES                 0
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                  6.      SHARED VOTING POWER
                          1,350,024

                  7.      SOLE DISPOSITIVE POWER
                          0

                  8.      SHARED DISPOSITIVE POWER
                          1,350,024

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,350,024

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                                                            CERTAIN SHARES*  [ ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.9%  See Item 4

12.        TYPE OF REPORTING PERSON*
           PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  318120-10-2                    13G                       PAGE 5 OF 13
          -------------



1.         NAMES OF REPORTING PERSONS     CENTRE CAPITAL TAX-EXEMPT INVESTORS
           II, L.P.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           13-387-6593

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

  NUMBER OF       5.    SOLE VOTING POWER
   SHARES               0
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH

                  6.    SHARED VOTING POWER
                        1,035,363

                  7.    SOLE DISPOSITIVE POWER
                        0

                  8.    SHARED DISPOSITIVE POWER
                        1,035,363

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,035,363

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                                                             CERTAIN SHARES* [ ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           5.3%     See Item 4

12.        TYPE OF REPORTING PERSON*
           PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  318120-10-2                    13G                       PAGE 6 OF 13
          --------------



1.         NAMES OF REPORTING PERSONS     CENTRE CAPITAL OFFSHORE INVESTORS II,
           L.P.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           13-388-2505

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA

  NUMBER OF       5.    SOLE VOTING POWER
   SHARES               0
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                  6.    SHARED VOTING POWER
                        1,835,291

                  7.    SOLE DISPOSITIVE POWER
                        0

                  8.    SHARED DISPOSITIVE POWER
                        1,835,291

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,835,291

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                                                             CERTAIN SHARES* [ ]


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.3%     See Item 4

12.        TYPE OF REPORTING PERSON*
           PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  318120-10-2                    13G                       PAGE 7 OF 13
          ---------------



1.         NAMES OF REPORTING PERSONS        CENTRE PARTNERS MANAGEMENT LLC
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           13-386-6630

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

  NUMBER OF       5.   SOLE VOTING POWER
   SHARES              0
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                  6.   SHARED VOTING POWER
                       12,239,140

                  7.   SOLE DISPOSITIVE POWER
                       0

                  8.   SHARED DISPOSITIVE POWER
                       12,239,140

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,239,140

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                                                             CERTAIN SHARES* [ ]


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           52.6%    See Item 4

12.        TYPE OF REPORTING PERSON*
           00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  318120-10-2                   13G                        PAGE 8 OF 13
          --------------


ITEM 1(A).        NAME OF ISSUER:

                  Firearms Training Systems, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7340 McGinnis Ferry Road,
                  Suwanee, Georgia 30174

ITEM 2(A).        NAME OF PERSON FILING:

                  Centre Partners II LLC

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  30 Rockefeller Plaza
                  New York, New York 10020

ITEM 2(C).        CITIZENSHIP:

                  Delaware

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $.000006

ITEM 2(E).        CUSIP NUMBER:

                  318120-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]  Broker or dealer registered under Section 15 of the Act,

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

CUSIP NO.  318120-10-2                    13G                       PAGE 9 OF 13
          -------------


         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b) (1) (ii) (F),

         (g) [ ]  Parent Holding Company, in accordance with Rule 13d-1(b) (ii)
                  (G), see Item 7,

         (h) [ ]  Group, in accordance with Rule 13-1(b) (1) (ii) (H).

ITEM 4.           OWNERSHIP

         See the responses to Items 5-9 and 11 on each of pages 2-7 hereof for ownership information with respect to each reporting person.

         Centre Partners II LLC ("Centre Partners") is the general partner of Centre Partners Coinvestment, L.P. and the General partner of the general partner of Centre Capital Investors II, L.P., Centre Capital Tax-exempt Investors II, L.P. and Centre Capital Offshore Investors II, L.P., which are the holders of record of the following amounts:

                                                                         Class A          Class B
                                                                      Common Stock     Common Stock      Warrants
                                                                      ------------     ------------      --------
                  Centre Partners Coinvestment, L.P.                     903,016           171,945         275,063
                  Centre Capital Investors II, L.P.                    6,104,451         1,162,360       1,994,975
                  Centre Capital Tax-exempt Investors II, L.P.           682,428           129,942         222,993
                  Centre Capital Offshore Investors II, L.P.           1,209,596           230,322         395,373
                                                                        --------         ---------       ---------

                                                     TOTAL             8,899,491         1,694,569       2,888,404

         Shares of Class B Common Stock are non-voting but are convertible at any time for shares of voting Class A Common Stock. Warrants represent the right to purchase share of Class B. Common Stock at any time until November 13, 2003 at a purchase price of $1.03125 per share. The reporting entities are bound by an agreement by which they have agreed not to convert Class B Common Stock for Class A Common Stock if as a result of such conversion, the reporting entities would hold, of record or beneficially with power to vote, more than 50% of the shares of Class A Common Stock outstanding immediately following the conversion unless concurrently with such conversion the shares of Class A Common Stock are transferred to an unaffiliated person.

         In addition, pursuant to certain co-investment arrangements, Centre Partners has been delegated voting and dispositive power with respect to an additional 571,181 shares of Class A Common Stock and 51,746 warrants. Thus, Centre Partners may be deemed to beneficially own and have voting and dispositive power over a total of 14,105,392 shares.

         Pursuant to a Management Agreement, Centre Partners Management LLC ("Centre Management") has been delegated voting and dispositive power with respect to shares owned by Centre

CUSIP NO.  318120-10-2                    13G                     PAGE 10 OF 13
          --------------


Capital Investors II, L.P., Centre Capital Offshore Investors II, L.P. and Centre Capital Tax-exempt Investors II, L.P., which are the holders of record of the following amounts:

                                                                        Class A           Class B
                                                                      Common Stock     Common Stock       Warrants
                                                                      ------------     ------------       --------
                  Centre Capital Investors II, L.P.                    6,104,451         1,162,360       1,994,975
                  Centre Capital Tax-exempt Investors II, L.P.           682,428           129,942         222,993
                  Centre Capital Offshore Investors II, L.P.           1,209,596           230,322         395,373
                                                                       ----------        ---------        --------

                                                     TOTAL             7,996,475         1,522,624       2,613,341

         Thus, Centre Management has been delegated voting and dispositive power with respect to a total of 12,132,244 shares. In addition, Centre Management beneficially owns options to purchase 106,700 share of Class B Common Stock for $1.03125 per share which become exercisable in equal quarterly installments of 26,675 share on each of December 31, 1998, March 31, 1999, June 30, 1999, and September 30, 1999 so long as certain representative of Centre Management remain as directors of the Company and remain exercisable thereafter until November 11, 2005.

         The Managing Directors of each of Centre Partners and Centre Management are Messrs. Jonathan H. Kagan, Lester Pollack, Bruce G. Pollack, David Golub, Paul Zepf, and Robert A. Bergmann. The business address for each of them is c/o Centre Partners Management LLC, 30 Rockefeller Plaza, New York, New York 10020 and each is a citizen of the United States.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This group has filed this Amendment to Schedule 13G pursuant to Rule 13d-1(c) and the identity of each member of the group is stated in Exhibit B attached hereto.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION.

         Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 1999

                                 CENTRE PARTNERS II LLC


                                 By:      /s/ JONATHAN H. KAGAN
                                     ---------------------------------
                                          Jonathan H. Kagan,
                                          Managing Director


                                 CENTRE CAPITAL INVESTORS II, L.P.

                                 CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.


                                 CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.
                                 By:  Centre Partners II, L.P., as its
                                      General Partner
                                 By:  Centre Partners Management LLC, as
                                      attorney-in-fact

                                 By:      /s/ JONATHAN H. KAGAN
                                     ---------------------------------
                                          Jonathan H. Kagan,
                                          Managing Director

                                 CENTRE PARTNERS COINVESTMENT II, L.P.
                                 By: Centre Partners II, LLC., as its General Partner


                                 By:      /s/ JONATHAN H. KAGAN
                                     ---------------------------------
                                          Jonathan H. Kagan,
                                          Managing Director


                                 CENTRE PARTNERS MANAGEMENT LLC

                                 By:      /s/ JONATHAN H. KAGAN
                                     ---------------------------------
                                          Jonathan H. Kagan,
                                          Managing Director

                                                                       EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING

                  The undersigned hereby agree and consent to the joint filing on their behalf of this Amendment to Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of Firearms Training Systems, Inc.

Dated:  February 12, 1999          CENTRE PARTNERS II LLC


                                   By:/s/ JONATHAN H. KAGAN
                                      --------------------------------
                                            Jonathan H. Kagan,
                                            Managing Director


                                   CENTRE CAPITAL INVESTORS II, L.P.

                                   CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.


                                   CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.
                                   By:      Centre Partners II, L.P., as its
                                            General Partner
                                   By:      Centre Partners Management LLC, as
                                            attorney-in-fact

                                   By:/s/ JONATHAN H. KAGAN
                                      --------------------------------
                                            Jonathan H. Kagan,
                                            Managing Director


                                   CENTRE PARTNERS COINVESTMENT II, L.P.
                                   By:     Centre Partners II, LLC., as its
                                           General Partner

                                   By:/s/ JONATHAN H. KAGAN
                                      --------------------------------
                                            Jonathan H. Kagan,
                                            Managing Director


                                   CENTRE PARTNERS MANAGEMENT LLC

                                   By:/s/ JONATHAN H. KAGAN
                                      --------------------------------
                                            Jonathan H. Kagan,
                                            Managing Director

                                                                       EXHIBIT B

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  This exhibit is filed in response to Item 8.


1.       Centre Partners II LLC
         30 Rockefeller Plaza
         New York, New York 10020

2.       Centre Capital Investors II, L.P.
         30 Rockefeller Plaza
         New York, New York 10020

3.       Centre Partners Coinvestment, L.P.
         30 Rockefeller Plaza
         New York, New York 10020

4.       Centre Capital Tax-exempt Investors II, L.P.
         30 Rockefeller Plaza
         New York, New York 10020

5.       Centre Capital Offshore Investors II, L.P.
         c/o Reid Management Limited
         Cedar House
         41 Cedar House
         Hamilton, Bermuda HM12

6.       Centre Partners Management LLC
         30 Rockefeller Plaza
         New York, New York 10020